I, Daniel Done, certify that:

(1) the financial statements of Gobekli Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Gobekli Inc. included in this Form reflects accurately the information reported on the tax return for Gobekli Inc. filed for the fiscal year ended Dec 31st, 2021.



Daniel Done

CEO

9th, March 2022

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.